File No. 812-13810

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

Amended and Restated Application for an Amended Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and (a)(2) of the Act

In the matter of:

BlackRock Fund Advisors

iShares Trust

iShares, Inc. and

SEI Investments Distribution Co.

Please send all communications and orders regarding this Application to:

Deepa Damre, Esq. BlackRock Fund Advisors 400 Howard Street San Francisco, California 94105	John Munch, Esq. SEI Investments Distribution Co. One Freedom Valley Drive Oaks, PA 19456	Margery K. Neale, Esq. Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, NY 10019

Page 1 of 26 Sequentially Numbered Pages (including exhibits)

As filed with the Securities and Exchange Commission on October 3, 2011

I.    INTRODUCTION

A.    Summary of Application

iShares Trust (the “Trust”), iShares, Inc. (the “Corporation”) (the Trust and the Corporation, together, the “Companies” and each, a “Company”), BlackRock Fund Advisors (“BFA” or the “Adviser”)1 and SEI Investments Distribution Co. (“SEI” or the “Distributor,” and together with the Trust, the Corporation and BFA, “Applicants”) respectively submit this amended and restated application (the “Application”) to the Securities and Exchange Commission (the “Commission”) and hereby apply for and request an order to amend prior orders under Section 6(c) of the Investment Company Act of 1940 (the “Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 thereunder, and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and (a)(2) of the Act.2

[1]	BFA was formerly known as Barclays Global Fund Advisors.

[2]

Barclays Global Fund Advisors, et al., Investment Company Act Release No. 24452 (May 12, 2000); iShares Trust, et al., Investment Company Act Release No. 25111 (Aug. 15, 2001); and iShares, Inc., et al., Investment Company Act Release No. 25215 (Oct. 18, 2001); each order as amended by iShares, Inc., et al., Investment Company Act Release No. 25623 (June 25, 2002), iShares Trust, et al., Investment Company Act Release No. 26006 (Apr. 15, 2003) and Barclays Global Fund Advisors, Investment Company Act Release No. 26626 (Oct. 5, 2004) (collectively and as amended, “Prior Foreign Equity Orders”); and Barclays Global Fund Advisors, et al., Investment Company Act Release No. 24451 (May 12, 2000), as amended by iShares, Inc., et al., Investment Company Act Release No. 25623 (June 25, 2002) and iShares Trust, et al., Investment Company Act Release No. 26006 (Apr. 15, 2003) (as amended, “Prior Domestic Equity Order”); and Barclays Global Fund Advisors, et al., Investment Company Act Release No. 25622 (June 25, 2002), as subsequently amended by Barclays Global Fund Advisors, et al., Investment Company Act Release No. 26175 (September 8, 2003), Barclays Global Fund Advisors et al., Investment Company Act Release No. 27417 (June 23, 2006) and iShares Trust, et al., Investment Company Act Release No. 26006 (April 15, 2003) (relating to the relief from Section 12(d)(1) of the Act) (as amended, “Prior Fixed Income Order”). The Prior Foreign Equity Orders, the Prior Domestic Equity Order and the Prior Fixed Income Order were amended by Barclays Global Fund Advisors, et al., Investment Company Act Release No. 27661 (Jan. 17, 2007) (the “Future Funds Order”) (collectively, the “Prior Orders”). Each of the Prior Orders were amended by iShares Trust et al., Investment Company Act Release No. 29172 (March 10, 2010) (relating to the relief from Section 12(d)(1) of the Act (“Amended 12(d)(1) Order”)).

The Companies currently operate as exchange-traded funds (“ETFs”) pursuant to the Prior Orders. The Prior Orders permit, among other things:

•	the Companies to issue shares of individual portfolios (each, a “Fund”) that are redeemable only in large aggregations (“Creation Units”);

•	secondary market transactions in the shares to occur at negotiated prices; and

•	affiliated persons of the Companies to deposit securities into, and receive securities from, the Funds in connection with the purchase and redemption of Creation Units.

Currently, each of the Funds pursues an investment objective to seek investment results that correspond generally to the price and yield performance, before fees and expenses, of a particular index of securities (an “Underlying Index”). To date, the component securities constituting each Underlying Index (the “Component Securities”) have been designated for long-only exposure. Applicants are permitted to offer shares of Funds that operate pursuant to the Prior Orders without seeking additional exemptive relief from the Commission.3 In order to clarify the scope of the Prior Orders, however, Applicants propose to amend the Prior Orders to the extent necessary to:

•

permit the Funds (including any New Funds, as defined below) to seek investment results that correspond generally to the performance of Underlying Indexes whose Component Securities include short positions (each, a “Long-Short Index”)[4] or to otherwise assume a short position in

[3]	See Future Funds Order, supra note 2.

[4]

No entity that creates, compiles, sponsors or maintains a Long-Short Index is or will be an “affiliated person,” as defined in Section 2(a)(3) of the Act, or an affiliated person of an affiliated person, of the Companies, the Adviser, the Distributor or any promoter of a Fund (unless otherwise permitted by an exemptive order issued by the Commission or no-action or other similar relief provided by the staff of the Commission).

securities in furtherance of achieving a Fund’s (or New Fund’s) investment objective;[5] and

•

expand each Fund’s ability to hold American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs” and together with the ADRs, the “Depositary Receipts”), including Depositary Receipts that are not sponsored or listed on a securities exchange, as described in this Application.

The ETFs afforded relief under this Application, including any present or future investment company, or series thereof, that is advised by BFA (or its successors or assigns) or an entity controlling, controlled by, or under common control with BFA (a “BFA Affiliate”) (the “New Funds”), will be offered pursuant to the same terms, provisions and conditions of the Prior Orders, except as further amended or modified by this Application.

Applicants believe that (i) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act and (ii) with respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions are consistent with the policies of each Company; and that the proposed transactions are consistent with the general purposes of the Act.

No form having been specifically prescribed for this Application, Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission.

[5]	While not presently intended, a Fund (or New Fund) may be based on an Underlying Index comprised entirely of short positions.

B.    Comparability to Prior Commission Orders

The requested relief is similar to relief recently granted by the Commission to other open-end management investment companies with respect to ETFs that track Long-Short Indexes.6 Additionally, the New Funds will be operated in a manner that is substantially similar to the operations of the Funds described in the Prior Orders.

C.    Applicability of Relief

Applicants request that any order issued in response to this Application apply to any Fund (including any New Fund) or other investment company or series thereof that is advised by BFA (or its successors or assigns) or a BFA Affiliate that operates as an ETF in accordance with the Prior Orders, as amended or modified by the order issued in response to this Application.

II.    APPLICANTS

A.    The Trust and the Corporation

The Trust is a Delaware statutory trust registered with the Commission as an open-end management investment company. The Corporation is a Maryland corporation registered with the Commission as an open-end management investment company. Each of the Trust and the Corporation is organized as a series fund with multiple individual investment portfolios and currently offers and sells shares of the Funds pursuant to registration statements on Form N-1A (each, a “Registration Statement”). The Trust is overseen by a board of trustees and the Corporation is overseen by a board of directors, each of which adheres to the composition requirements of Section 10 of the Act.

[6]	See Van Eck Associates Corporation, et al., Investment Company Act Release No. 29490 (Oct. 26, 2010); Rafferty Asset Management, LLC, et.al., Investment Company Act Release No. 28909 (Sept. 22, 2009); ProShares Trust, et al., Investment Company Act Release No. 28724 (May 12, 2009).

B.     The Adviser

BFA, or a BFA Affiliate, will be the investment adviser to the New Funds. BFA is a subsidiary of BlackRock, Inc. BFA currently serves as the investment adviser to each Fund and is registered with the Commission as an investment adviser pursuant to Section 203 of the Investment Advisers Act of 1940.

C.    The Distributor

SEI, a Pennsylvania corporation, currently serves as the principal underwriter and distributor for the shares of each Fund (the “Shares”). SEI is a broker-dealer registered under the Securities Exchange Act of 1934 and is a member in good standing of the Financial Industry Regulatory Authority (“FINRA”). None of the Trust, the Corporation, the Adviser or SEI is an affiliate of a “national securities exchange” as defined in Section 2(a)(26) of the Act (an “Exchange”).

III. APPLICANTS’ PROPOSAL: OPERATION OF THE FUNDS

A.    The New Funds

1. Operation of the New Funds

As stated above, Applicants wish to permit the Funds (including any New Funds) to seek investment results that correspond generally to the performance of a Long-Short Index (e.g., a 130/30 strategy) or otherwise to assume a short position in securities in furtherance of achieving its investment objective. In general, “130/30” strategies refer to strategies that: (i) establish long positions in securities such that total long exposure amounts to approximately 130% of net assets; and (ii) simultaneously establish short positions in other securities such that total short exposure amounts to approximately 30% of net assets.

Several traditional mutual funds employ an actively managed 130/30 investment strategy. A New Fund (or any existing Fund that relies on the relief requested herein) may employ a 130/30 strategy, but, in contrast to actively managed 130/30 strategies, a New Fund employing a 130/30 strategy approach will operate as an indexed ETF. BFA will not actively select positions for a New Fund. Instead, a New Fund will seek to produce the return of an Underlying Index that employs a long-short strategy (e.g., a130/30 strategy). The Underlying Index for a New Fund will employ a rules-based approach based on specified factors to determine the components and weighting of the components of the index, both long and short. As with other Underlying Indexes, the Underlying Indexes for a New Fund will have a well developed, fully specified methodology, and be created and operated by an unaffiliated Underlying Index provider (unless otherwise permitted by an exemptive order issued by the Commission or no-action or other similar relief provided by the staff of the Commission).

The initial New Fund is expected to use the MSCI USA Barra Earnings Yield Index as its Underlying Index. Generally speaking, the MSCI USA Barra Earnings Yield Index is a variation of the broader MSCI USA Index, a free-float weighted equity index, that reweights the components of the MSCI USA Index based in part on current and historical earnings-to-price ratios of the securities in that index in order to emphasize exposure to components with “earnings momentum” characteristics. The methodology of the MSCI USA Barra Earnings Yield Index overweights components of the index with positive earnings momentum while underweighting, including providing short exposure to, components with negative earnings momentum, in a manner that produces total long exposure of 130% and total short exposure of 30%. As a result, the initial New Fund is expected to invest approximately 130% of its net assets in the Component Securities of the Underlying Index held as long positions (“Long Components”) and have 30% of its net assets exposed to short positions in the Component Securities designated for short exposure (“Short Components”).

Similar to existing Funds, in seeking to achieve its investment objective, each New Fund will utilize “passive” indexing investment strategies. A New Fund may fully replicate its Underlying Index, but currently intends to use a “representative sampling” (also known as “optimization”) strategy to seek to track the Underlying Index. A New Fund utilizing a representative sampling strategy generally will hold a representative sample of the Component Securities of its Underlying Index, but it may not hold all of the Component Securities of the Underlying Index.

To gain exposure to the Long Components, the New Funds generally will make direct investments in some or all of the Component Securities designated for long exposure. To gain exposure to the Short Components, the New Funds generally will enter into short sale transactions or otherwise establish short positions in some or all of the Component Securities designated for short exposure. Applicants anticipate that, over time, the Adviser will be able to manage the New Funds such that the expected tracking error of each New Fund’s investment performance relative to the performance of its Underlying Index will be less than 5%.

2.     Sales and Redemptions of Shares

Each New Fund will issue and sell Shares directly to investors only in Creation Units through the Distributor on a continuous basis at the net asset value (“NAV”) per Share next determined after an order in proper form is received. Issuance and redemption of Creation Units for New Funds will operate in a manner substantially similar to that of the Funds that are the subject of the Prior Orders such that Creation Units generally will be issued or redeemed in exchange for an in-kind deposit or redemption of a basket of securities, most or all of which are contained in the New Fund’s portfolio, as further described below. Short positions may be established “in-kind” through the assumption by a New Fund of an Authorized Participant’s obligation to return to the lender a security that is a Short Component that the Authorized

Participant has borrowed. Creation transactions may also be effected fully or partially for cash consideration.

Persons purchasing Creation Units from the New Funds will be required to remit to the New Funds either (i) a basket of securities in respect of the Long Components and loan obligations reflecting Short Components (and/or cash) selected by the Adviser as representative of the Long and Short Components, plus any cash component (reflecting any securities not delivered (i.e., a cash-in-lieu amount) or other cash payment necessary to ensure that the total aggregate value of the consideration delivered is identical to the NAV of the Creation Unit) and any applicable transaction fee as described in the New Fund’s prospectus and/or statement of additional information (the “Deposit Basket”); (ii) a cash payment equal to the NAV of the Creation Unit being purchased, plus any applicable transaction fee; or (iii) a combination of (i) and (ii). The securities and short positions included in the Deposit Basket will be disclosed by the Adviser prior to the opening of trading on the Exchange on which the Shares are primarily listed in a manner consistent with the disclosure made by the Adviser for other Funds under the Prior Orders. In contrast to the Prior Orders, however, a Fund seeking to track the performance of a Long-Short Index will disclose on its website the identities and quantities of its portfolio securities (both long and short positions) and other assets that will form the basis for the Fund’s calculation of NAV at the end of the Business Day.7 This disclosure will be made prior to the commencement of trading in Shares on the Exchange for that day. The composition of the Deposit Basket may differ from the New Fund’s portfolio as described in this Application with

[7]	Under accounting procedures followed by the Funds, trades made on the prior Business Day (“T”) will be booked and reflected in NAV on the current Business Day (“T+l”). Accordingly, the Funds will be able to disclose at the beginning of the Business Day the portfolio that will form the basis for the NAV calculation at the end of the Business Day. Each day that a Fund is open for business, including as required by Section 22(e) of the Act, is a “Business Day.”

respect to creation transactions by the Funds. The New Funds may use any cash received or enter into any borrowing transactions consistent with the rules and regulations of the Act to purchase the Long Components and facilitate the creation of short positions in the Short Components. The proceeds from short sales and any borrowings may be used to purchase additional Long Components, consistent with the Fund’s investment strategy.

Shares will be redeemable only in Creation Unit aggregations. Creation Units will be redeemable through the Distributor at the NAV next determined after a New Fund receives a request for redemption in proper form. Redemption of Creation Units for the New Funds will operate in a manner substantially similar to that of the Funds that are the subject of the Prior Orders such that Creation Units will generally be redeemed for a basket of securities. Short positions may be redeemed “in-kind” through the assumption by an Authorized Participant of the New Fund’s obligation to return to the lender a security that is a Short Component in which the New Fund has established a short position. Redemption transactions may also be effected fully or partially for cash consideration.

Persons redeeming Creation Units from the New Funds will receive either (i) a basket of securities and short positions in securities selected by the Adviser as representative of the Long and Short Components, plus any cash component (reflecting any securities not delivered (i.e., a cash-in-lieu amount) or other cash amount necessary to ensure that the total aggregate value of the consideration delivered is identical to the NAV of the Creation Unit) and less any applicable transaction fee as described in the New Fund’s prospectus and/or statement of additional information (the “Redemption Basket”); (ii) a cash payment equal to the NAV of the Creation Unit being redeemed, less any applicable transaction fee; or (iii) a combination of (i) and (ii). The securities and short positions included in the Redemption Basket will be disclosed by the Adviser prior to the opening of trading on the Exchange on which the Shares are primarily listed in a manner consistent with the disclosure made by the Adviser for other Funds under the Prior Orders. The composition of the Redemption Basket may differ from the New Fund’s portfolio as described in this Application with respect to redemption transactions by the New Funds.

Clearance and settlement of Shares of the New Funds and any securities comprising the Deposit Basket or the Redemption Basket will occur in a manner similar to the Funds operating under the Prior Orders, except for any operational procedures and trade processes that the New Funds may need to implement to facilitate the New Funds’ investment in the Short Components. In addition, the New Funds anticipate using securities lending to a greater extent than the existing Funds to facilitate its investment strategy.8

3.    Availability of Information

Applicants expect that information regarding the New Funds and the Long-Short Indexes will be made available in a manner substantially the same as described in the Prior Orders in respect of the Underlying Indexes for the Funds.

Applicants intend that, on each Business Day, sufficient information about the securities and short positions representative of the Component Securities will be made available for market participants to track effectively the intra-day value of the New Funds. An amount per Share representing the sum of the current value of the New Fund’s portfolio holdings, including both long and short positions, on a per Share basis, will be calculated every 15 seconds and disseminated by the Exchange throughout the trading day through the facilities of the

[8]	BlackRock Institutional Trust Company, N.A. (“BTC”) currently serves as securities lending agent of the existing Funds. The New Funds may appoint BTC or another unaffiliated third party to serve as securities lending agent for the New Funds. The identity of the securities lending agent of the New Funds will be disclosed in the prospectus and/or statement of additional information for each New Fund.

Consolidated Tape Association. Neither the Companies nor the New Funds are involved in, or responsible for, the calculation or dissemination of any such amount and make no warranty as to its accuracy. The NAV for the New Funds will be calculated and disseminated each Business Day. In addition, the New Funds will post on a website each New Fund’s prospectus and summary prospectus, daily portfolio holdings (as described above), the prior Business Day’s NAV, closing market price or the reported midpoint of “bid and ask” on the Shares and a calculation of the premium or discount of such price against such NAV. The website will be publicly available prior to the public offering of Shares of the New Funds. End of day prices of the New Funds’ Long Components and Short Components are expected to be readily available from various sources such as national exchanges, automated quotation systems, published or other public sources or on-line information services such as Interactive Data Pricing and Reference Data, Bloomberg or Reuters. Similarly, information regarding market prices of Shares is expected to be broadly available on a real time basis throughout the trading day. In addition, Applicants expect, given the past history of shares of other ETFs, that Shares will be followed closely by stock market and mutual fund professionals as well as investment advisers, who will offer their analysis of why investors should purchase, hold, sell or avoid Shares. Exchange listing of Shares should help ensure that there is a substantial amount of data available regarding the New Funds and the Long-Short Indexes, and that such data is packaged, analyzed and widely disseminated to the investing public.

4.    Sales and Marketing Materials; Prospectus Disclosure

With respect to the New Funds’ Registration Statements, shareholder reports and any marketing or advertising materials, the approach regarding disclosure will be identical to that of the existing Funds that are the subject of the Prior Orders. Each Fund is currently complying with the disclosure requirements adopted by the Commission in Investment Company Act

Release No. 28584 (Jan. 13, 2009). Applicants will not rely on the relief from Section 24(d) of the Act that was granted in a prior order.9

B.     Depositary Receipts

Certain applications seeking the Prior Orders10 state, among other things, that a Fund will invest only in Depositary Receipts listed on an Exchange and that all Depositary Receipts in which the Fund invests will be sponsored by the issuers of the underlying security, except for certain specified exceptions. Applicants seek to amend the applications for the Prior Orders by replacing the discussion of Depositary Receipts with the following:

“Depositary Receipts” include ADRs and GDRs. With respect to ADRs, the depositary is typically a U.S. financial institution and the underlying securities are issued by a foreign issuer. The ADR is registered under the Securities Act of 1933 on Form F-6. ADR trades occur either on an Exchange or off-exchange. FINRA Rule 6620 requires all off-exchange transactions in ADRs to be reported within 90 seconds and ADR trade reports to be disseminated on a real-time basis. With respect to GDRs, the depositary may be foreign or a U.S. entity, and the underlying securities may have a foreign or a U.S. issuer. All GDRs are sponsored and trade on a foreign exchange. No affiliated persons of Applicants will serve as the depositary for any Depositary Receipts held by a Fund. A Fund will not invest in any Depositary Receipts that the Adviser deems to be illiquid or for which pricing information is not readily available.

[9]

See iShares Inc, et al., Investment Company Act Release No. 25595 (May 29, 2002) (notice); Investment Company Act Release No. 25623 (Jun. 25, 2002) (order), as amended by iShares Trust, et al., Investment Company Act Release No. 26006 (Apr. 15, 2003).

[10]	See e.g., Barclays Global Fund Advisors et. al., Application File No. 812-12936 (filed Sep. 30, 2004).

C.    Investments with Economic Characteristics Substantially Identical to the Component Securities.

Certain applications filed by Applicants seeking the Prior Orders11 represented that the Funds would hold at least 80% of their assets in Component Securities or in investments that have economic characteristics that are substantially identical to the economic characteristics of the Component Securities of the applicable Underlying Index of the Funds. Applicants seek to amend the Prior Orders to require a Fund to hold at least 80% of its total assets in Component Securities of its Underlying Index or in Depositary Receipts or TBAs representing Component Securities.12

IV.    COMPOSITION OF DEPOSIT BASKETS AND REDEMPTION BASKETS

The applications for the Prior Orders explained that Creation Units generally are issued or redeemed in exchange for an in-kind deposit or redemption of a basket of securities, most or all of which are contained in the Fund’s portfolio.13 As noted in those applications, some securities in a Fund’s portfolio may be (or become over time) less accessible for purchase, difficult to trade or subject to removal during an index rebalance. It may also be impractical to ask an Authorized Participant to assemble a basket of several hundred or several thousand securities to replicate the portfolio of a Fund. To address this issue, Applicants sought to allow the securities in the basket of securities to be a subset of the Fund’s portfolio that reflects the Fund’s overall portfolio but that does not include all portfolio holdings. The methodology used

[11]	See e.g., Barclays Global Fund Advisors et. al., Application File No. 812-13208 (filed Nov. 22, 2006).

[12]	In general, a TBA transaction is a method of trading certain securities. In a TBA transaction, the buyer and seller agree upon general trade parameters such as agency, settlement date, par amount and price. The actual securities delivered generally are determined two days prior to the settlement date.

[13]	The Prior Orders generally referred to securities delivered by an Authorized Participant in purchase of a Creation Unit as “Deposit Securities” and securities delivered by the Fund in a redemption transaction as “Fund Securities.”

to assemble a basket that contains a subset of the Fund’s portfolio deletes holdings it would not be practicable to include, or emphasize holdings subject to removal during an index rebalance, but maintains overall characteristics similar to the portfolio as a whole using optimization techniques. Applicants understand that this practice is used by other ETF families.14 As described in the applications for the Prior Orders, the composition of the Deposit Securities may differ from the Fund’s portfolio with respect to creation transactions by the Funds. In addition, the composition of the Fund Securities may differ from the Fund’s portfolio with respect to redemption transactions by the Funds. Applicants seek to amend the discussion of the in- kind creation and redemption mechanism applicable to the Prior Orders to the extent it is inconsistent with the following discussion:

[TO BE FILED BY AMENDMENT]

V.     REQUEST FOR EXEMPTIVE RELIEF AND LEGAL ANALYSIS

Applicants request an order from the Commission under Sections 6(c) and 17(b) of the Act amending the Prior Orders as described in this Application.

Section 6(c) of the Act provides, in relevant part, that the Commission may exempt any person, security or transaction from any provision of the Act:

if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].

The New Funds, except as otherwise noted herein, will operate in a manner identical to the operation of the Funds for which the Commission has already granted exemptive

[14]	See e.g., Vanguard Bond Index Funds, et. al., Investment Company Act Release No. 27773 (Apr. 2, 2007); Vanguard International Equity Index Funds, et. al., Investment Company Act Release No. 26281 (Dec. 1, 2003); Vanguard Index Funds, et. al., Investment Company Act Release No. 24789 (Dec. 12, 2000).

relief. Applicants believe that the Shares afford significant potential benefits to investors. Among other benefits, availability of Shares would provide (i) increased investment opportunities, which should encourage diversified investment; (ii) a relatively low-cost security for small and middle-sized accounts of individuals and institutions that would be available at intra-day prices reflecting minute-by-minute market conditions rather than only closing prices; (iii) a security that should be freely available in response to market demand; and (iv) competition for comparable products available in U.S. markets. Accordingly, Applicants believe the Shares of the New Funds are appropriate for exemptive relief under Section 6(c).

Section 17(b) of the Act provides that the Commission may approve the sale of securities to an investment company and the purchase of securities from an investment company, in both cases by an affiliated person, or an affiliated person of such affiliated person, of such company, if the Commission finds that:

the terms of the proposed transaction...are reasonable and fair and do not involve any overreaching on the part of any person concerned, the proposed transaction is consistent with the policy of each registered investment company concerned...and the proposed transaction is consistent with the general purposes of [the Act].

Applicants believe the planned operation of the New Funds meets the criteria for an exemption set forth in Section 17(b). The sale and redemption of Creation Units of the New Funds will operate in the same manner for all investors (whether or not such investors are affiliates) and, in all cases, Creation Units will be sold and redeemed by the New Funds at NAV. The components of the Deposit Basket and the Redemption Basket for each New Fund will be determined using procedures applicable to all investors, and affiliated persons of the New Funds, affiliated only by owning certain amounts of Shares of the New Funds, will not have any advantages over other shareholders. The Deposit Basket and the Redemption Basket for a New Fund will be valued in the same manner in all cases. Accordingly, such transactions will not involve “overreaching” by such affiliated persons. Applicants therefore believe the proposed transactions described herein meet the Section 17(b) standards for relief because the terms of such proposed transactions, including the consideration to be paid or received for the Creation Units, are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions will be consistent with each Company’s policy and that of the New Fund; and are consistent with the general purposes of the Act.

VI.     CONDITIONS

Applicants agree that any order granting the requested relief and amending the Prior Orders will be subject to the same conditions as those imposed by the Future Funds Order, which are amended and restated as follows:

1. As long as a Fund operates in reliance on the requested order, Shares of the Fund will be listed on an Exchange.

2. None of the Trust, the Corporation, or any Fund (including New Funds) will be advertised or marketed as an open-end investment company or a mutual fund. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire Shares from the Fund and tender Shares for redemption to the Fund in Creation Units only.

3. The website for the Trust and the Corporation and any New Fund, which is and will be publicly accessible at no charge, will contain, on a per Share basis for each Fund, the prior business day’s NAV and the market closing price or the midpoint of the bid-ask spread at the time of calculation of such NAV (“Bid/Ask Price”), and a calculation of the premium or discount of the market closing price or Bid/Ask Price against such NAV.

VII.    PROCEDURAL MATTERS

1. Pursuant to Rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the first page of this Application. Applicants further state that all written or oral communications concerning this Application should be directed to:

Deepa Damre, Esq.

BlackRock Fund Advisors

400 Howard Street

San Francisco, CA 94105

with copies to:

Margery K. Neale, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY 10019

2. Applicants request that the Commission issue the requested order pursuant to Rule 0-5 under the Act without conducting a hearing. Applicants have attached as exhibits to this Application the required verifications.

AUTHORIZATION AND SIGNATURES

Pursuant to Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants.

A.	BlackRock Fund Advisors

Geoffrey Flynn is authorized to sign and file this document on behalf of BLACKROCK FUND ADVISORS, as Adviser to iShares Trust and iShares, Inc. pursuant to the general authority vested in him as a Managing Director.

BLACKROCK FUND ADVISORS

By:	/s/ GEOFFREY FLYNN
Name: Geoffrey Flynn
Title: Managing Director
Dated: October 3, 2011

B.	iSHARES TRUST AND iSHARES INC.

Ira P. Shapiro, Vice President of iSHARES TRUST and iSHARES, INC. (the “Companies”), is authorized to sign and file this document on behalf of the Companies pursuant to the following resolutions adopted by the Boards of Trustees/Directors of the Companies on June 16, 2010:

RESOLVED, that the Boards hereby authorize and direct the appropriate officers of the Companies, with such assistance from the Companies’ legal counsel or others as may be required, to prepare and to file on behalf of the Companies, one or more applications, and any necessary amendments to such applications or any existing applications, requesting an order of the SEC granting exemptions from various provisions of the 1940 Act and the rules thereunder, the particular such sections and rules to be determined, as may be necessary or appropriate to permit additional series of the Companies, each as an open-end investment company that would engage in long-short investment strategies, that would disclose their portfolio holdings on a daily basis, and the shares issued by which would be traded on an exchange, all as described further at the meeting.

FURTHER RESOLVED, that the persons above authorized are also authorized to prepare and to file any and all amendments to said applications as may be necessary or appropriate; that said applications shall be executed by or on behalf of the Companies by one or more of its officers, and that the persons above authorized are authorized to take any and all such further actions including filing related applications or regulations and to pay such fees and costs as may be necessary or appropriate to effectuate the foregoing.

iSHARES TRUST

By:	/s/ IRA P. SHAPIRO
Name: Ira P. Shapiro
Title: Vice President
Dated: October 3, 2011

iSHARES, INC.

By:	/s/ IRA P. SHAPIRO
Name: Ira P. Shapiro
Title: Vice President
Dated: October 3, 2011

C.	SEI INVESTMENTS DISTRIBUTION CO.

John Munch is authorized to sign and file this document on behalf of SEI INVESTMENTS DISTRIBUTION CO., as Distributor for iShares Trust and iShares, Inc., pursuant to the general authority vested in him as Secretary.

SEI INVESTMENTS DISTRIBUTION CO.

By:	/s/ JOHN MUNCH
Name: John Munch
Title: Secretary
Dated: October 3, 2011

Verification of Application and Statement of Fact

State of California              )

                                             ) ss:

County of San Francisco    )

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for an order for and on behalf of BLACKROCK FUND ADVISORS; that he is a Managing Director of such company; and that all actions taken by the directors and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ GEOFFREY FLYNN
Name: Geoffrey Flynn

Verification of Application and Statement of Fact

State of California              )

                                             ) ss:

County of San Francisco    )

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for an order for and on behalf of iSHARES TRUST; that he is a Vice President of such company; and that all actions taken by the trustees and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By	: /s/ IRA P. SHAPIRO
Name: Ira P. Shapiro

Verification of Application and Statement of Fact

State of California              )

                                             ) ss:

County of San Francisco    )

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for an order for and on behalf of iSHARES, INC.; that he is a Vice President of such company; and that all actions taken by the directors and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ IRA P. SHAPIRO
Name: Ira P. Shapiro

Verification of Application and Statement of Fact

State of Pennsylvania          )

                                             ) ss:

County of Montgomery      )

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for an order for and on behalf of SEI INVESTMENTS DISTRIBUTION CO.; that he is a Secretary of such company; and that all actions taken by the directors and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ JOHN MUNCH
Name: John Munch